FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 16, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

São Paulo – SP, December 28th, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro
At. Superintendência de Relações com Empresas
Sra. Elizabeth Lopes Rios Machado

Dear Sir or Madam,

Sadia S.A. (“Company”), in conformity with paragraph 1 of the article 12 of the CVM instruction 358/02, which attends to the obligation in disclosure of information about relevant stockholding of an individual, or group of persons, jointly acting or representing a common interest, reaching a participation that corresponds to 5% of type of representative shares, informs that in accordance with the letter sent to CVM by Administradora e Comercial Old Ltda, the shareholder Osório Henrique Furlan, on December 1st, 2006, transferred his 14,948,969 common shares to Administradora e Comercial Old Ltda, which from this date on consolidates 25,661,658 common shares, representing 9.98% of the Company’s 257,000,000 common shares.

Sadia would like to mention that the participation of the shareholders does not affect the Company’s control.

Regards,

Welson Teixera Junior
Investor Relations Officer

ADMINISTRADORA E COMERCIAL OLD LTDA.
Rua Dr. Veiga Filho, 350 ~ cj. 1301
01229-001 São Paulo - SP- Brasil
Tel/fax(11) 3661-6377
CNPJ 60.606.845/0001-57

São Paulo, December 26, 2006

Comissão de Valores Mobiliários - CVM
(Brazilian Securities Exchange Commission)
R. Sete de Setembro, 111 - 33° andar
20 Rio de Janeíro - RJ

Att.: Mrs. Elizabeth Lopes Rios Machado
       Superintendency of Corporate Relations

Dear Sirs:

Pursuant to CVM Instruction No. 358/02, article 12, paragraph 1, please be advised that Mr. Sr. Osório Henrique Furlan, title holder of fourteen million, nine hundred and forty-eight thousand and nine hundred and sixty-nine (14.948.969) Sadia S.A. ordinary shares, participated in the capital increase of ADMINISTRADORA E COMERCIAL OLD LTDA. in December 2006, paying up the aforementioned Ordinary Nominative (ON) shares in full.

At the same time, Mr. Osório Henrique Furlan withdrew from the partnership and donated the shares resulting from the capital increase to his five children, the sole partners of ADMINISTRADORA E COMERCIAL OLD LTDA.

ADMINISTRADORA E COMERCIAL OLD LTDA., formerly the title holder of ten million, seven hundred and twelve thousand, six hundred and eighty-nine (10.712.689) Sadia S.A. ordinary shares, representing 4.17% of the voting capital, now holds a total of twenty-five million, six hundred and sixty-one thousand, six hundred and fifty-eight (25,661,658) ON shares, representing 9.98% of the corporation's voting capital.

The shareholding of ADMINISTRADORA E COMERCIAL OLD LTDA. is distributed as follows:

ADMINISTRADORA E COMERCIAL OLD LTDA. Rua Dr. Veiga Filho, 350 ~ cj. 1301 01229-001 São Paulo - SP- Brasil Tel/fax(11) 3661-6377 CNPJ 60.606.845/0001-57

Partners	Sadia Common Shares	Sadia Preferred Shares	%
Luiz Fernando Furlan	5,147,728	12,036	20.06
Leila Maria Furlan da Silva Telles	5,140,030	12,018	20.03
Lucila Maria Furlan	5,132,332	12,000	20.00
Osório Henrique Furlan Júnior	5,132,332	12,000	20.00
Diva Helena Furlan	5,109,236	11,946	19.91
	25,661,658	60	100.00

Yours very truly, /s/ Osório Henrique Furlan Managing Director c.c. Sadia S.A